SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 03, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2008

Buenos Aires, Argentina, November 3, 2008 - Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter period ended September 30, 2008 (“3Q08”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.163.2 million. This result was 85%, or Ps.75.2 million higher than 3Q07’s Ps.88.0 million, and 1%, or Ps.2.2 million above 2Q08. The annualized 3Q08 ROAE and ROAA were 24.2% and 2.9%, respectively.

•
The Bank’s net financial income was Ps.367.4 million, increasing 58% year to year (“YoY”). Banco Macro’s operating income of Ps.233.8 million jumped 148% YoY compared to the Ps.94.3 million posted in 3Q07.

•
Banco Macro’s financing to the private sector grew 26% YoY, or Ps.2,427 million. Personal loans, which represent a strategic product for the Bank, once again led annual private loan portfolio growth while documents were the leading products for 3Q08.

•
Total deposits grew 13%, or Ps.1,878.3 million quarter on quarter (“QoQ”), totalling Ps.16.8 billion and representing 80% of the Bank’s liabilities. Quarterly deposit growth was led by private sector deposits (11% or Ps. 1.4 billion) followed by public sector deposits (21% or Ps. 0.5 billion).

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.1.6 billion (22.1% capitalization ratio). In addition, the Bank’s liquid assets remained at a high level, reaching 53.7% of total deposits.

•	The Bank’s non-performing lending to total lending ratio remained at 2.0% and the coverage ratio was 104.6%.

•
In 3Q08, the Bank repurchased 32.4 million shares, according to the Share Buy Back Program launched on January 8th, 2008. In addition, the Bank repurchased nominal value US$ 10.85 million of Class 2 Notes.

RESULTS

Earnings per share were Ps.0.24. This was 85% or Ps.0.11 higher than the 3Q07 value of Ps.0.13.

EARNINGS PER SHARE	MACRO consolidated
	III07	IV07	I08	II08	III08

Net income (M $)	88.0	168.7	151.6	161.0	163.2
Average shares outstanding (M)	683.9	683.9	683.2	679.4	650.7
Average shares in portfolio (M)	0.0	0.0	0.7	4.5	33.2
Average shares issued (M)	683.9	683.9	683.9	683.9	683.9
Book value per share ($)	3.71	3.96	4.17	4.04	4.01
Earnings per share ($)	0.13	0.25	0.22	0.24	0.24

Banco Macro’s 3Q08 net income rose by 85% YoY to Ps.163.2 million from last year’s level of Ps.88.0 million. When compared to 3Q07, the Bank’s operating result of Ps. 233.8 million jumped 148% compared to Ps.94.3 million for 3Q07.

The Bank’s 3Q08 ROAE and ROAA were 24.2% and 2.9%, respectively. Additionally, this performance has a higher value considering the low leverage of Banco Macro’s balance sheet (8.6x assets to equity ratio).

INCOME STATEMENT	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

Net financial income	233.0	358.7	354.9	398.6	367.4
Provision for loan losses	-29.8	-33.0	-28.7	-43.2	-25.0
Net fee income	125.5	150.9	153.3	174.5	189.2
	328.7	476.6	479.5	529.9	531.6
Administrative expense	-234.4	-274.2	-301.8	-296.3	-297.8
	94.3	202.4	177.6	233.6	233.8
Minority interest	-0.4	-0.6	-0.6	-0.7	-1.1
Net other income	10.9	4.5	12.8	-12.9	11.5
Earnings before income tax	104.8	206.3	189.9	220.0	244.2
Income tax	-16.7	-37.7	-38.3	-59.0	-80.9
NET INCOME	88.0	168.7	151.6	161.0	163.2

The Bank’s financial income of Ps.734.1 million increased 67% YoY, or Ps.294.1 million. This attractive performance was mainly driven by the increase in interest on loans and the increase in other financial income. For 3Q08, financial income increased 5% or Ps.34.8 million compared to 2Q08 based also on the above mentioned reasons.

Interest on loans grew Ps.228.6 million, or 83% YoY and represented 69% of total financial income, a 7% increase from the 62% for 2Q08. In this segment, interest on “other loans”, which includes personal loans, increased by 74% YoY and 12% QoQ. Interests on “overdrafts”, increased by 129% YoY and 30% QoQ and interest on documents rose 103% YoY and 44% QoQ.

The quarterly increase in “other” financial income (Ps.21.6 million or 59%) was explained by forward FX gains. However, spot FX gains of Ps.21 million decreased 55% QoQ or Ps.26 million.

The above mentioned factors were partially offset by a lower result in income from government and private securities, which decreased 22% QoQ, mainly due to a lower result in LEBAC/NOBAC and for the gain in the sale of “Lujan” financial trust accounted in 2Q08.

CER-adjusted income decreased 34% when compared with 2Q08, which is in line with the CPI evolution.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

Interest on cash and due from banks	6.6	5.3	2.5	1.7	1.6
Interest on loans to the financial sector	5.1	4.8	2.6	3.9	4.9
Interest on overdrafts	43.8	58.8	56.6	77.4	100.4
Interest on documents	26.7	36.6	36.7	37.8	54.2
Interest on mortgages	17.7	21.3	21.3	22.9	26.0
Interest on pledges	12.5	14.8	15.2	15.9	16.6
Interest on credit cards	13.7	17.4	20.6	24.5	32.1
Interest on other loans	155.0	190.3	220.3	240.4	268.9
Interest on other receivables from finan. interm.	5.7	3.8	6.2	3.7	3.6
Income from government & private securities (1)	84.4	191.3	139.6	156.4	122.6
Net options results	0.5	0.1	0.0	0.0	0.1
Results of guaranteed loans	14.4	2.9	9.0	9.2	9.3
CER adjustment	6.3	30.5	22.4	21.6	14.3
CVS adjustment	0.4	0.3	0.2	0.2	0.2
Difference in quoted prices of foreign currency	13.9	16.8	12.0	47.0	21.0
Other	33.3	34.7	38.4	36.7	58.3

Total financial income	440.0	629.7	603.6	699.3	734.1

(1) Income from government & private securities
LEBAC / NOBAC	73.4	173.5	133.6	119.8	106.2
Other	11.0	17.8	6.0	36.6	16.4
TOTAL	84.4	191.3	139.6	156.4	122.6

In 3Q08, Banco Macro’s financial expenses of Ps.366.7 million climbed 77% or Ps. 159.7 million YoY. This performance was mainly driven by the 119% YoY increase in interest on deposits which represented 76% of total financial expenses. This can be traced to the 33% YoY increase in Banco Macro’s time deposit portfolio and the increase in market interest rates.

The quarterly decrease of 30% in “other” financial expenses was explained by the lower adjustment in valuation of Prestamos Garantizados (PGN).

Finally CER-adjusted expenses also decreased Ps.4.1 million or 39% which is attributed to the CPI evolution.

FINANCIAL EXPENSES	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

Interest on checking accounts	5.3	4.8	4.0	3.4	4.7
Interest on saving accounts	2.7	4.3	3.4	3.3	3.2
Interest on time deposits	119.3	150.7	165.7	186.6	270.4
Interest on loans from the financial sector	1.4	2.1	1.0	0.8	1.3
Interest on other loans from the financial sector	21.7	21.6	23.9	22.0	22.5
Interest on subordinated notes	11.7	12.0	11.8	11.5	11.7
Other Interest	2.6	1.4	2.3	2.5	2.0
CER adjustments	7.6	10.4	11.4	10.5	6.4
Deposits guarantee fond	5.1	6.1	6.0	6.2	6.7
Other	29.6	57.6	19.3	53.9	37.8
Total Financial Expenses	207.0	271.0	248.8	300.7	366.7

Banco Macro’s 3Q08’s net financial income was Ps.367.4 million, Ps.134.4 million or 58% higher than 3Q07 and 8% lower than 2Q08.

Banco Macro’s net fee income of Ps.189.2 million rose by 51% or Ps.63.7 million from last year’s level of Ps.125.5 million and climbed Ps.14.7 million or 8% QoQ, which was attributable to an increase in fees on deposit accounts and debit and credit cards.

NET FEE INCOME	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

Fee charges on deposit accounts	101.6	119.8	126.6	137.9	152.8
Debit and credit card income	29.6	34.1	35.4	36.9	39.9
Other fees related to foreign trade	3.9	3.9	4.1	5.9	4.8
Credit-related fees	13.6	15.8	14.3	20.4	15.3
Lease of safe-deposit boxes	3.8	3.7	3.8	3.7	3.8
Other	16.0	16.5	12.6	13.3	12.2
Total fee income	168.5	193.8	196.8	218.1	228.8

Total fee expenses	43.1	42.8	43.5	43.6	39.6

Net fee income	125.5	150.9	153.3	174.5	189.2

Banco Macro’s administrative expenses grew by 27% YoY to Ps.297.8 million, compared to Ps.234.4 million in 3Q07. Personnel expenses and other professional fees climbed by 32% YoY attributable to the salary increase agreed with the unions (19.5% effective since March) and a slight increase in the number of employees. The quarterly growth of this line was compensated by the decrease in fees to directors & statutory auditors, resulting in 1% QoQ increase in total administrative expenses.

Banco Macro’s efficiency ratio (expenses / net financial and fee income) largely improved to 53.5% when compared to 3Q07’s level of 65.6%.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

Personnel expenses	147.2	166.0	213.9	187.2	194.2
Fees to directors & statutory auditors	3.8	15.6	3.8	13.4	4.2
Other professional fees	9.5	14.2	10.2	11.8	14.9
Advertising & publicity	13.8	16.6	10.2	14.3	14.5
Taxes	2.9	2.8	2.7	3.4	3.0
Equipment depreciation	10.5	12.5	12.9	12.5	12.2
Organization expenses amortization	4.5	5.6	6.0	6.1	6.4
Other operating expenses	37.5	36.1	39.1	42.7	42.6
Other	4.7	4.8	3.0	4.9	5.8
Total Administrative Expenses	234.4	274.2	301.8	296.3	297.8

Total Employees	7.848	7.868	7.846	7.962	7.958
Branches	428	427	426	423	423

Efficiency ratio	65.6%	54.0%	59.4%	51.7%	53.5%

The Bank’s net other income was Ps.11.5 million. The “other income” increase was explained by Ps.25 million from a dividend paid by Visa Argentina S.A.

NET OTHER INCOME	MACRO consolidated
In MILLION $
Other Income	III07	IV07	I08	II08	III08
Penalty interest	2.2	2.5	2.6	2.9	3.8
Recovered loans and allowances reversed	35.7	20.9	29.8	16.8	15.0
Other	8.0	16.1	21.1	11.7	35.0
Total Other Income	45.9	39.5	53.5	31.4	53.8

Other Expense
Uncollected charges for other loans and other provisions	5.6	4.2	11.4	4.0	11.4
Difference in amparos amortization	8.8	9.0	9.0	6.4	7.3
Goodwill amortization	2.4	2.3	2.1	2.1	2.1
Other Expense	18.2	19.5	18.2	31.8	21.5
Total Other Expense	35.0	35.0	40.7	44.3	42.3

Net Other Income	10.9	4.5	12.8	-12.9	11.5

Finally, as of 3Q08, the effective income tax rate increased to 27.2% from the 14.3% registered in 3Q07. Nuevo Banco Bisel continues to be the only subsidiary with tax-loss carry forwards after Suquia merger.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued to grow at attractive rates (31% YoY, or Ps.2.6 billion). Aggregating the Bank’s financial trust and leasing portfolio, total financing increased 26% YoY, and netting the effects related to the Bank’s liquidity management policy (advances to AAA companies) increased 22% or Ps.2.0 billion YoY.

In 3Q08, the Bank’s lending portfolio expansion resulted in a 38% increase in personal loans, or Ps.1.1 billion (YoY). It is important to highlight that Banco Macro has 90% of its personal loans extended to payroll accounts. Moreover, credit card loans increased by 28% YoY.

In addition, discounted documents portfolio increased 34% YoY, and 28% QoQ while overdrafts to triple “A” companies portfolio valuing Ps.719.6 million (120% YoY growth) have been another financial instrument where Banco Macro allocated its excess liquidity.

Financial Trusts financing decreased 25% QoQ and YoY, explained by the partial redemption of Tucumán’s financial trust.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	III07	IV07	I08	II08	III08	Q to Q	Y to Y

Overdrafts (total)	1,342.8	1,375.1	1,116.7	2,022.5	1,916.2	-5%	43%
Overdrafts	1,016.0	1,071.4	928.4	1,233.7	1,196.6
AAA (liquidity administration)	326.8	303.7	188.3	788.8	719.6
Discounted documents	1,043.2	1,213.7	1,058.8	1,093.5	1,397.2	28%	34%
Mortgages	575.3	619.8	621.6	722.9	736.5	2%	28%
Pledges	324.3	348.0	362.7	378.3	340.9	-10%	5%
Consumer	2,763.2	3,207.5	3,521.7	3,744.1	3,813.9	2%	38%
Credit Cards	635.6	722.0	780.6	833.4	816.6	-2%	28%
Others	1,584.9	1,719.0	1,741.4	1,925.6	1,846.8	-4%	17%
Total credit to the private sector	8,269.3	9,205.1	9,203.5	10,720.3	10,868.1	1%	31%
Financial trusts	728.2	548.9	658.7	733.5	549.4	-25%	-25%
Leasing	373.6	372.9	387.5	388.9	380.7	-2%	2%
Total credit w/ f. trusts and leasing	9,371.1	10,126.9	10,249.7	11,842.7	11,798.2	0%	26%

Total credit w/o liquidity administration	9,044.3	9,823.2	10,061.4	11,053.9	11,078.6	0%	22%

PUBLIC SECTOR ASSETS

The Bank’s exposure of public sector assets (net of LEBAC / NOBAC) to total assets ratio remained at 6.7% in 3Q08 and at similar level than the 6.8% system’s average.

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

LEBAC / NOBAC B.C.R.A.	3,853.6	3,268.7	3,856.3	3,118.5	4,227.8
Other	268.2	311.6	706.1	378.7	508.3
Government securities	4,121.8	3,580.3	4,562.4	3,497.2	4,736.1
Guaranteed loans	750.2	730.0	742.7	731.7	727.7
Provincial loans	0.4	0.4	0.4	0.3	0.1
Government securities loans	14.5	7.0	6.0	13.8	11.8
Loans	765.1	737.4	749.1	745.8	739.6
Purchase of government bonds	111.0	125.8	64.5	195.1	318.9
Other receivables for financial intermediation	111.0	125.8	64.5	195.1	318.9
BODEN to collect	14.5	21.9	22.6	18.7	17.6
Other receivables	14.5	21.9	22.6	18.7	17.6

TOTAL PUBLIC SECTOR ASSETS	5,012.4	4,465.4	5,398.6	4,456.8	5,812.2

TOTAL PUBLIC SECTOR LIABILITIES	642.9	470.0	580.4	685.1	618.0

Net exposure	4,369.5	3,995.4	4,818.2	3,771.7	5,194.2

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,158.8	1,196.7	1,542.3	1,338.3	1,584.4

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	5.9%	6.0%	7.1%	6.3%	6.7%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.6%	3.7%	4.5%	3.1%	4.1%

FUNDING

Deposits

Banco Macro’s total deposit base amounted to Ps.16.8 billion. The deposit base represents the most important source of funds for the Bank (80% of total liabilities).

Private sector deposits rose 11% or Ps.1.4 billion QoQ. This expansion was mainly explained by CDs which increased 16% or Ps.1.1 billion. Similarly, provincial public sector funding increased 21% QoQ, or Ps.0.5 billion.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	III 07	IV 07	I 08	II 08	III 08	Q to Q	Y to Y

Public sector	2,043.9	1,774.1	2,132.7	2,466.3	2,986.7	21%	46%

Financial sector	9.3	13.3	9.7	9.9	13.6	37%	46%

Private sector	11,419.2	11,803.7	12,410.1	12,430.8	13,785.0	11%	21%
Current accounts	2,370.0	2,599.7	2,552.9	2,536.4	2,715.2	7%	15%
Savings accounts	2,603.8	2,780.4	2,610.5	2,559.5	2,621.3	2%	1%
Time deposits	5,947.8	5,907.0	6,667.4	6,776.8	7,884.4	16%	33%
Other	497.7	516.6	579.3	558.1	564.1	1%	13%
TOTAL	13,472.5	13,591.1	14,552.5	14,907.0	16,785.3	13%	25%

Other sources of funds

In 3Q08, other sources of funds decreased Ps.98.9 million or 2% QoQ mainly explained by Bisel’s annual payment of its Central Bank debt and a reduction in inter-banking loans.

When compared to 2Q08, unsubordinated bonds decreased due to the cancellation of US$ 10 million nominal value of “Class 2” Notes in September, partially offset by the increase of nominal exchange rate and the impact on the Bank’s debt.

Additionally, subordinated bond balance also rose due to the impact of the nominal exchange rate increase (Ps.15.9 million) and the accrued interests to be paid in the period (Ps.11.5 million).

Finally, the Bank’s equity QoQ decrease was explained by the share buy back program (Ps 189.6 million), which was partially compensated by the quarterly net income (Ps 163.2 million).

OTHER FUNDING	MACRO consolidated
In MILLION $	III 07	IV 07	I 08	II 08	III 08

Central Bank	339.0	347.9	355.3	366.4	296.6
Banks and international institutions	167.6	164.8	170.5	212.7	243.3
Financing received from Argentine financial institutions		130.3	160.3	114.8	208.2
Subordinated corporate bonds	501.5	490.7	504.4	471.1	507.4
Unsubordinated corporate bonds	787.0	799.5	769.4	749.9	732.5
Shareholders´ equity	2,538.9	2,707.7	2,849.3	2,766.5	2,740.0
Total Funding	4,464.3	4,670.9	4,763.7	4,774.8	4,676.0

Banco Macro’s average cost of funds was 6.9% as of September 2008, one of the lowest in the banking sector. Banco Macro’s current and saving accounts continued to represent approximately 50% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

The Bank’s liquid assets increased by 18% QoQ. During the quarter, LEBAC/NOBAC portfolio increased by Ps.1.7 billion, of wich Ps.5.8 million were repos.

Banco Macro’s liquid assets to deposits ratio remained at a healthy 53.7%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

Cash	2,567.6	3,117.4	2,462.1	3,485.0	3,239.3
Guarantees for compensating chambers	154.2	186.4	178.6	183.0	183.6
Loans to AAA companies	326.8	303.7	188.3	788.8	719.6
Call	28.6	65.0	130.0	65.0	52.0
Repos	25.2	67.0	18.4	14.5	8.7
LEBAC / NOBAC	4,586.0	3,478.2	4,900.6	3,118.5	4,816.5
TOTAL	7,688.4	7,217.7	7,878.0	7,654.8	9,019.7

Liquid assets to total deposits	57.1%	53.1%	54.1%	51.4%	53.7%

SOLVENCY

In 3Q08, Banco Macro showed an excess capital of Ps.1.6 billion, a value grater than the required capital amount of Ps.1.3 billion.

The capitalization ratio was 22.1%, well above the 10.5% minimum required by the Central Bank.

The main target for the Bank’s excess capital is growth with the consequent higher leverage of its balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08
Credit requirements	799	884	927	1.023	1.089
Market risk requirements	127	127	111	103	67
Interest rate requirements	7	102	118	165	185
Incremental requirements	18	36	148	11	0
Integrated capital	2.852	2.970	3.132	2.962	2.981
Excess capital	1.901	1.821	1.828	1.660	1.640

ASSET QUALITY

In 3Q08, Banco Macro’s non-performing financing to total financing ratio was 2.04%, similar to the previous quarter. This slight weakening in consumer portfolio was expected by the Bank due to the lower growth rate of the Argentine economy and the portfolio maturity.

The coverage ratio level was 104.6%.

ASSET QUALITY	MACRO consolidated
In MILLION $	III07	IV07	I 08	II08	III08
Commercial portfolio	4,981.7	5,291.3	4,908.0	6,150.7	6,436.2
Irregular	47.3	46.2	67.6	60.6	61.8
Consumer portfolio	5,057.8	5,699.6	6,054.1	6,292.6	6,312.1
Irregular	87.5	121.8	150.4	191.4	198.5
Total portfolio	10,039.5	10,990.9	10,962.1	12,443.3	12,748.3
Irregular	134.8	168.0	218.0	252.0	260.4
Irregular / Total portfolio	1.34%	1.53%	1.99%	2.03%	2.04%
Total provisions	211.8	238.3	241.9	271.7	272.2
Coverage ratio w/allowances	157.12%	141.85%	110.95%	107.81%	104.56%

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	Macro consolidated
In MILLION $	III 07	IV 07	I 08	II 08	III 08

CER adjustable ASSETS

Guaranteed loans	749.0	728.7	742.1	730.9	727.0
Loans to the private sector	57.0	65.5	60.4	59.7	54.6
Other loans	16.1	16.0	15.7	11.6	10.5
Loans	822.1	810.2	818.2	802.2	792.1

Leasing	4.3	4.4	4.2	4.3	3.8
Other loans	12.9	13.1	12.8	12.8	3.2
Total CER adjustable assets	839.3	827.7	835.2	819.3	799.1

CER adjustable LIABILITIES
Deposits	92.9	74.6	23.2	13.1	6.5
Other liabilities for financial intermediation	379.9	387.2	396.8	406.1	338.4
Subordinated debt	2.4	2.5	2.1	2.2	11.0
Total CER adjustable liabilities	475.2	464.3	422.1	421.4	355.9

NET ASSET CER EXPOSURE	364.1	363.4	413.1	397.9	443.2

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

Cash	1,262.4	1,001.5	1,010.5	1,141.5	1,313.1
Government Securities	187.4	288.4	277.8	174.2	415.4
Loans	1,497.9	1,598.9	1,493.2	1,781.6	2,098.1
Other receivables from financial intermediation	228.0	236.2	163.2	298.7	390.0
Investments in other companies	1.3	1.3	1.3	0.4	0.5
Other receivables	21.2	22.6	24.4	52.3	52.9
Other assets	19.0	20.5	52.5	55.2	62.2
TOTAL ASSETS	3,217.2	3,169.4	3,022.9	3,504.0	4,332.2
Deposits	2,089.5	2,119.2	2,121.6	2,186.5	2,390.3
Other liabilities from financial intermediation	901.4	984.0	880.6	1,158.1	1,244.8
Other liabilities	5.3	7.3	4.7	3.9	9.2
Subordinated corporate bonds	499.1	488.2	502.2	468.9	495.7
TOTAL LIABILITIES	3,495.3	3,598.7	3,509.1	3,817.4	4,140.0

NET FX POSITION	-278.1	-429.3	-486.2	-313.4	192.2

RELEVANT AND RECENT EVENTS

✓
On October 1st, 2008, Banco Macro’s Board of Directors has requested to the Buenos Aires Stock Exchange its prior authorization to reduce the Bank's subscribed and paid-in capital stock in an amount of up to Ps.60 million, representing 60 million Class B shares, with a face value of $1 (one Argentine peso) each and the right to one vote per share. As of October 30th, 2008, Buenos Aires Stock Exchange did not report about this matter.

✓
On October 29th, 2008, the Board of Directors increased the Share Buy Back Program to 102 million ordinary shares from 68 million and the maximum amount to be invested to Ps.495 million from Ps.390 million. In addition, the price range was set between Ps.0.01 and Ps.4 per share and the Share Buy Back Program was extended for 45 additional days starting on November 4th.

✓
As of October 30th, 2008, Banco Macro has repurchased 62.9 million ordinary shares Class B (including ADS) totaling Ps.339.9 million according to the terms and conditions established in the Share Buy Back Program launched in January 8, 2008. Additionally, the Bank has repurchased “Class 2” and “Class 3” Notes for a nominal value of US$ 32.7 million and US$ 1.5 million respectively.

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on November 4, 2008 at 1:00 p.m. Buenos Aires time (10:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager). Dial in information:

(866) 550-6338 (Within the U.S.)

(347) 284-6930 (Outside the U.S.)

Conference ID: 6124572

DISCLAIMER

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

ASSETS	19,731.7	19,781.2	21,606.6	21,170.7	23,623.6
Cash	2,567.6	3,117.4	2,462.1	3,485.0	3,239.3
Government Securities	4,946.2	3,950.7	5,715.1	3,600.7	5,497.0
LEBAC/NOBAC	4,586.0	3,478.2	4,900.6	3,118.5	4,816.5
Other	360.2	472.5	814.5	482.2	680.5
Loans	9,015.9	10,009.4	10,044.8	11,436.9	11,731.5
to the non-Financial Government Sector	752.8	732.5	745.1	733.8	866.6
to the Financial Sector	80.5	161.7	183.5	97.9	115.4
to the non-financial private sector	8,376.0	9,335.6	9,339.9	10,858.7	11,009.7
-Overdrafts	1,342.8	1,375.1	1,116.7	2,022.5	1,916.2
-Discounted documents	1,043.2	1,213.7	1,058.8	1,093.5	1,397.2
-Mortgages	575.3	619.8	621.6	722.9	736.5
-Pledges	324.3	348.0	362.7	378.3	340.9
-Consumer	2,763.2	3,207.5	3,521.8	3,744.1	3,813.9
-Credit cards	635.6	722.0	780.6	833.4	816.6
-Other	1,584.9	1,719.0	1,741.4	1,925.6	1,846.8
- Less: int. doc., cotiz dif.	106.7	130.5	136.3	138.4	141.6
Allowances	-193.4	-220.4	-223.7	-253.5	-260.2
Other receivables from financial intermediation	1,740.5	1,226.3	1,902.8	1,216.2	1,751.5
Investments in other companies	10.4	10.4	10.4	9.7	28.6
Other receivables	265.5	254.3	257.7	238.0	254.7
Other assets	1,185.6	1,149.7	1,213.7	1,184.2	1,121.0
LIABILITIES	17,192.8	17,010.5	18,757.3	18,404.2	20,883.7
Deposits	13,472.5	13,591.1	14,552.5	14,907.0	16,785.3
From the non-financial government sector	2,043.9	1,774.1	2,132.7	2,466.3	2,986.7
From the financial sector	9.3	13.3	9.7	9.9	13.6
From the non-financial private sector	11,419.3	11,803.7	12,410.1	12,430.8	13,785.0
-Checking accounts	2,370.0	2,599.7	2,552.9	2,536.4	2,715.2
-Savings accounts	2,603.8	2,780.4	2,610.5	2,559.5	2,621.3
-Time deposits	5,947.8	5,907.0	6,667.4	6,776.8	7,884.4
-Other	497.7	516.6	579.3	558.1	564.1
Other liabilities from financial intermediation	2,858.7	2,571.9	3,197.0	2,595.9	3,126.8
Subordinated corporate bonds	501.5	490.7	504.4	471.1	507.4
Other liabilities	360.1	356.8	503.4	430.2	464.2

STOCKHOLDERS´ EQUITY	2,538.9	2,707.7	2,849.3	2,766.5	2,740.0

LIABILITIES + STOCKHOLDERS´ EQUITY	19,731.7	19,781.2	21,606.6	21,170.7	23,623.6

QUARTERLY BALANCE SHEET	BISEL
In MILLION $	III07	IV07	I08	II08	III08

ASSETS	3,513.6	3,757.8	3,836.1	3,957.5	4,401.8
Cash	400.8	484.4	417.7	454.6	430.3
Government Securities	1,089.5	840.5	1,103.8	867.5	1,065.8
Loans	1,450.4	1,663.3	1,690.2	1,873.7	1,996.6
to the non-Financial Government Sector	182.7	176.8	181.3	175.2	265.9
to the Financial Sector	0.1	3.3	0.0	0.0	0.0
to the non-financial private sector	1,295.2	1,515.1	1,550.9	1,743.7	1,777.4
-Overdrafts	143.4	117.8	113.4	265.4	274.2
-Discounted documents	375.4	469.3	450.9	420.5	467.3
-Mortgages	89.8	103.7	104.1	106.3	113.4
-Pledges	77.7	109.7	118.2	126.0	104.6
-Consumer	284.9	344.3	383.2	415.3	425.6
-Credit cards	176.3	210.0	220.8	223.5	194.1
-Other	122.7	128.2	130.2	154.5	174.8
-Less: int. doc., cotiz dif.	25.0	32.0	30.1	32.2	23.4
Allowances	-27.6	-31.8	-42.0	-45.2	-46.7
Other receivables from financial intermediation	368.1	572.8	404.3	532.2	689.3
Investments in other companies	1.3	1.3	1.3	0.4	0.4
Other receivables	41.9	45.6	46.5	52.7	58.9
Other assets	161.6	149.9	172.3	176.4	160.5
LIABILITIES	2,475.6	2,662.5	2,668.9	2,720.3	3,089.2
Deposits	1,951.0	1,929.9	2,065.9	1,892.9	2,093.6
From the non-financial government sector	19.7	14.7	20.4	23.6	27.4
From the financial sector	0.5	1.7	0.6	1.6	3.0
From the non-financial private sector	1,930.8	1,913.5	2,044.9	1,867.7	2,063.2
-Checking accounts	498.1	501.8	552.0	530.0	604.6
-Savings accounts	478.8	496.1	492.4	458.6	476.9
-Time deposits	877.9	836.9	916.4	809.8	912.3
-Other	76.0	78.7	84.1	69.3	69.4
Other liabilities from financial intermediation	472.6	676.5	539.5	774.2	952.2
Subordinated corporate bonds	0.0	0.0	0.0	0.0	0.0
Other liabilities	52.0	38.0	63.5	53.2	43.4

STOCKHOLDERS´ EQUITY	1,038.0	1,113.4	1,167.2	1,237.2	1,312.6

LIABILITIES + STOCKHOLDERS´ EQUITY	3,513.6	3,757.8	3,836.1	3,957.5	4,401.8

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	III07	IV07	I08	II08	III08

Financial income	440.0	629.8	603.7	699.3	734.1
Interest on cash and due from banks	6.6	5.3	2.5	1.7	1.6
Interest on loans to the financial sector	5.1	4.8	2.6	3.9	4.9
Interest on overdrafts	43.8	58.8	56.6	77.4	100.4
Interest on documents	26.7	36.6	36.7	37.8	54.2
Interest on mortgages	17.7	21.3	21.3	22.9	26.0
Interest on pledges	12.5	14.8	15.2	15.9	16.6
Interest on credit cards	13.7	17.4	20.6	24.5	32.1
Interest on other loans	155.0	190.3	220.3	240.4	268.9
Income from government & private securities	84.4	191.3	139.6	156.4	122.6
Net options results	0.5	0.1	0.0	0.0	0.1
Results of guaranteed loans	14.4	2.9	9.0	9.2	9.3
Interest on other receivables from fin. intermediation	5.7	3.8	6.2	3.7	3.6
CER adjustment	6.3	30.5	22.4	21.6	14.3
CVS adjustment	0.4	0.3	0.2	0.2	0.2
Difference in Foreign Exchange	13.9	16.8	12.0	47.0	21.0
Other	33.3	34.7	38.4	36.7	58.3
Financial expense	-207.0	-271.0	-248.8	-300.7	-366.7
Interest on checking accounts	-5.3	-4.8	-4.0	-3.4	-4.7
Interest on saving accounts	-2.7	-4.3	-3.4	-3.3	-3.2
Interest on time deposits	-119.3	-150.7	-165.7	-186.6	-270.4
Interest on loans from the financial sector	-1.4	-2.1	-1.0	-0.8	-1.3
Interest on other loans from the financial sector	0.0	-0.1	0.0	-0.1	0.1
Interest on subordinated notes	-11.7	-12.0	-11.8	-11.5	-11.7
Other Interest	-2.6	-1.3	-2.3	-2.4	-2.1
Net Income from options	0.0	0.1	-0.3	0.1	0.2
Interest on other receivables from fin. intermediation	-21.7	-21.6	-23.9	-22.0	-22.5
CER adjustments	-7.6	-10.4	-11.4	-10.5	-6.4
Deposits guarantee fund	-5.1	-6.1	-6.0	-6.2	-6.7
Other Interest	-29.6	-57.7	-19.0	-54.0	-38.0
Net financial income	233.0	358.8	354.9	398.6	367.4
Provision for loan losses	-29.8	-33.0	-28.7	-43.2	-25.0

Fee income	168.7	193.7	196.8	218.1	228.8
Fee expense	-43.1	-42.8	-43.5	-43.6	-39.6
Net fee income	125.5	150.9	153.3	174.5	189.2

Administrative expense	-234.4	-274.2	-301.8	-296.3	-297.8
Minority interest	-0.5	-0.6	-0.6	-0.7	-1.1
Net other income	10.9	4.5	12.8	-12.9	11.5
Earnings before income tax	104.7	206.4	189.9	220.0	244.2
Income tax	-16.7	-37.7	-38.3	-59.0	-80.9

Net income	88.0	168.7	151.6	161.0	163.2

QUARTERLY INCOME STATEMENT	BISEL
In MILLION $	III07	IV07	I08	II08	III08

Financial income	81.2	132.4	117.2	150.2	146.5
Interest on cash and due from banks	0.8	0.4	0.2	0.1	0.0
Interest on loans to the financial sector	0.0	0.0	0.0	0.0	0.1
Interest on overdrafts	6.2	6.8	7.3	9.0	14.0
Interest on documents	10.2	15.3	16.0	16.1	23.2
Interest on mortgages	2.4	3.3	3.4	3.5	3.9
Interest on pledges	2.8	4.6	5.1	5.6	5.9
Interest on credit cards	1.8	2.7	3.6	4.8	6.2
Interest on other loans	14.2	18.9	21.6	24.3	26.7
Income from government & private securities	31.3	65.0	44.6	59.0	43.9
Results of guaranteed loans	8.0	-3.6	2.4	2.4	2.5
Interest on other receivables from fin. intermediation	0.7	0.8	0.8	0.4	0.5
CER adjustment	-3.0	10.6	5.8	5.5	4.0
Difference in Foreign Exchange	1.7	2.8	1.3	14.2	4.3
Other	4.1	4.8	5.2	5.3	11.3
Financial expense	-33.6	-41.7	-32.4	-47.6	-41.4
Interest on checking accounts	-0.1	-0.2	-0.2	-0.2	-0.2
Interest on saving accounts	-0.6	-0.7	-0.7	-0.6	-0.7
Interest on time deposits	-15.2	-17.9	-18.8	-19.0	-25.5
Interest on loans from the financial sector	0.0	-0.1	0.0	-0.1	-0.2
Interest on other loans from the financial sector	0.0	0.0	0.0	-0.1	0.1
Other Interest	-0.9	-0.8	-0.9	-0.8	-0.8
Interest on other receivables from fin. intermediation	0.0	-0.1	-0.1	0.0	-0.3
CER adjustments	-2.8	-4.0	-4.7	-4.2	-2.4
Deposits guarantee fund	-0.8	-0.8	-0.9	-0.9	-0.9
Other Interest	-13.2	-17.1	-6.1	-21.7	-10.5
Net financial income	47.6	90.7	84.8	102.6	105.2
Provision for loan losses	-6.3	-4.8	-7.8	-7.2	-6.1

Fee income	33.1	36.2	38.1	40.0	44.5
Fee expense	-4.0	-6.7	-6.1	-6.0	-6.8
Net fee income	29.1	29.5	32.0	34.0	37.6

Administrative expense	-51.2	-53.4	-62.4	-64.3	-65.6
Minority interest	0.0	0.0	0.0	0.0	0.0
Net other income	10.7	13.4	7.3	4.8	4.3
Earnings before income tax	29.9	75.4	53.9	69.9	75.5
Income tax	0.0	0.0	0.0	0.0	0.0

Net income	29.9	75.4	53.9	69.9	75.5

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	III07	IV07	I08	II08	III08

Profitability & performance
Net interest margin	5.8%	8.4%	7.8%	7.7%	7.2%
Fee income ratio	35.0%	29.6%	30.2%	30.5%	34.0%
Efficiency ratio	65.6%	54.0%	59.4%	51.7%	53.5%
Fee income as a percentage of adm expenses	53.4%	54.8%	50.8%	58.9%	63.5%
Return on average assets	2.0%	3.5%	3.0%	3.1%	2.9%
Return on average equity	14.5%	26.2%	22.0%	23.6%	24.2%
Liquidity
Loans as a percentage of total deposits	68.4%	75.3%	70.6%	78.4%	71.4%
Liquid assets as a percentage of total deposits	57.1%	53.1%	54.1%	51.4%	53.7%
Capital
Total equity as a percentage of total assets	12.9%	13.7%	13.2%	13.1%	11.6%
Regulatory capital as a percentage of risk weighted assets	28.1%	26.8%	27.3%	22.1%	22.1%
Asset Quality
Allowances over total loans	2.1%	2.2%	2.2%	2.2%	2.2%
Non-performing loans as a percentage of total loans	1.4%	1.6%	2.0%	2.0%	2.0%
Allowances as a percentage of non-performing loans	152.1%	138.8%	111.4%	107.0%	106.7%
Amparos as a percentage of average equity	4.5%	3.9%	3.3%	3.2%	1.3%

PERIOD ANNUALIZED RATIOS	MACRO consolidated
	III07	IV07	I08	II08	III08

Profitability & performance
Net interest margin	6.4%	6.9%	7.8%	7.7%	7.6%
Fee income ratio	33.2%	32.0%	30.2%	30.3%	31.6%
Efficiency ratio	62.7%	59.9%	59.4%	55.3%	54.7%
Fee income as a percentage of adm expenses	53.0%	53.5%	50.8%	54.8%	57.7%
Return on average assets	2.6%	2.8%	3.0%	3.0%	3.0%
Return on average equity	18.4%	20.2%	22.0%	22.8%	23.3%
Liquidity
Loans as a percentage of total deposits	68.4%	75.3%	70.6%	78.4%	71.4%
Liquid assets as a percentage of total deposits	57.1%	53.1%	54.1%	51.4%	53.7%
Capital
Total equity as a percentage of total assets	12.9%	13.7%	13.2%	13.0%	11.6%
Regulatory capital as a percentage of risk weighted assets	28.1%	26.8%	27.3%	22.1%	22.1%
Asset Quality
Allowances over total loans	2.1%	2.2%	2.2%	2.2%	2.2%
Non-performing loans as a percentage of total loans	1.4%	1.6%	2.0%	2.0%	2.0%
Allowances as a percentage of non-performing loans	152.1%	138.8%	111.4%	107.0%	106.7%
Amparos as a percentage of average equity	4.6%	4.1%	3.3%	3.2%	1.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 03, 2008
MACRO BANK INC.

	By:	/s/
Name: Luis Cerolini
Title: Director